Mail Stop 6010

March 2, 2007

John P. Longenecker, Ph.D.
President and Chief Executive Officer
Favrille, Inc.
10445 Pacific Center Court
San Diego, California 92121

      Re: Favrille, Inc.
            Registration Statement on Form S-3
            Filed on February 15, 2007
            File Number 333-140737

Dear Dr. Longenecker:

      This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

1. We note that the securities you are registering on this Form S-3 are pursuant to an equity line arrangement. The company may register the securities for resale on Form S-3 only if it is eligible to use Form S-3 for a primary offering. Please provide us your analysis as to whether the company is eligible to use Form S-3 for a primary offering.

*   *   *

      Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the

effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Frederick T. Muto, Esq.
Jane K. Adams, Esq.
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121